UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Independent Director

Resignation of Zhihao Xu From His Director Position

On Janaury 18, 2021, Mr. Zhihao Xu resigned from his position as a member of the Board of Directors (the “Board”) and all of his positions from the Board committees of Luokung Technology Corp. (the “Company”). Mr. Xu’s resignation did not result from any disagreement with the Company.

Appointment of Ms. Yang Zhou as a Member of the Board

On January 21, 2021, Ms. Yang Zhou was appointed as a new member of the Board, Chairwoman of the Audit Committee, a member of the Copmensation Committee and the Nominating and Corporate Governance Committee of the Board to fill in the vacancy created by Mr. Xu’s resignation, effective immediately.

Ms. Yang Zhou, aged 35, has been the Managing Director of Tongxi Asset Management Co., Ltd. since September 2019. She was appointed as the Managing Director of Beijing Shengsheng Dingsheng Investment Management Co., Ltd. from April 2016 to September 2019, and previously worked in the Mergers and Acquisitions Department of Ambow Education Group. Ms. Zhou holds a master's degree in finance from Tulane University and an MBA from Concordia University Wisconsin.

Ms. Zhou has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Zhou had, or will have, a direct or indirect material interest. The Board believes Ms. Zhou qualifies as an independent director within the meaning of the Nasdaq independence standards under Rule 5605(a)(2) of Nasdaq Listing Rules.

Ms. Zhou shall receive an annual compensation of $30,000 in cash and 65,000 shares under the Company’s Omnibus 2018 Equity Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 22, 2021

Luokung Technology Corp.

By:	/s/ Xuesong Song
Name:	Xuesong Song
Title:	Chief Executive Officer

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